SUNDIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2020

SUNDIAL GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2020

C O N T E N T S

Page

Facing page to Form X-17A-5   2A

Affirmation   2B

Report of Independent Registered Public Accounting Firm   3

FINANCIAL STATEMENTS:

    Statement of Financial Condition   5

    Statement of Operations   6

    Statement of Changes in Member's Equity   7

    Statement of Cash Flows   8

    Notes to Financial Statements   9 - 13

SUPPLEMENTARY SCHEDULES:

    Schedule 1 - Computation of net capital pursuant to Rule 15c3-1
        of the Securities Exchange Act of 1934   15

    Supplementary Note - Supplemental information Pursuant to Rule 17-a-5
        of the Securities Exchange Act of 1934   16

Report of Independent Registered Public Accounting Firm
    on Rule 17a-5 Exemption Report   17

Rule 17a-5 Exemption Report   18







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68894

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sundial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Andrews Avenue, Suite 604
(No. and Street)

Fort Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 N.W. Corporate Blvd., Suite 240	Boca Raton	Florida	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Britton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sundial Group, LLC _____, as of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Notary Public State of Florida
Marjorie Chang
My Commission GG 306805
Expires 03/06/2023

Marjorie Chang
Notary Public

_M_____ (Signature)_
Signature

President _____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sundial Group, LLC (the "Company") as of December 31, 2020, the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms

Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2012.
Boca Raton, Florida
February 26, 2021

SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash	$	177,127
Prepaid expenses		9,644
Total Current assets		186,771
Total Assets	$	186,771

Liabilities and Member's Equity

Accounts payable	$	4,278
Accrued expense		49,101
Payable to related party affiliate		14,800
Total Liabilities		68,179
Commitments and contingencies (Note 4)		
Member's equity		118,592
Total Liabilities and Member's Equity	$	186,771

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue		
Investment banking fees	$	4,727,592
Total revenue		4,727,592
Operating Expenses		
Rent expense - related party		6,000
Professional fees		60,124
Regulatory fees		8,005
Registered representative compensation		723,369
Other expenses		29,032
Total Operating Expenses		826,530
Net Operating Income		3,901,062
Other Income (Expense)		
Gain on debt extinguishment		12,950
Loss on impairment of non-marketable securities		(25,000)
Total Other Income (Expense)		(12,050)
Net Income	$	3,889,012

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

Member's equity, beginning of year	$	79,580
Member distributions		(3,850,000)
Net Income 2020		3,889,012
Member's equity, end of year	$	118,592

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities		
Net Income	$	3,889,012
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss on impairment of non-marketable securities		25,000
Gain on debt extinguishment		(12,950)
Changes in operating assets and liabilities:		
Prepaid Expenses		567
Accounts Payable		3,593
Accrued expenses		49,101
Payable to related party affiliate		22,200
Net cash provided by operating activities		3,976,523
Cash flows from financing activities		
Member distributions		(3,850,000)
Net cash used in financing activities		(3,850,000)
Net increase in cash		126,523
Cash, beginning of year		50,604
Cash, end of year	$	177,127

Supplemental disclosure of cash flow information:

Interest paid in 2020	$0
Taxes paid in 2020	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers. The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Investment Banking Fees Receivable:
Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

Revenue Recognition
Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services which is the transaction price.

NOTE 2 – Summary of significant accounting policies (Continued)

Investment banking revenues include fees ("the transaction price") earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third-party transaction if the fees are reasonably determinable and collection is probable. This is the date the performance obligation is considered satisfied.

The Company may receive consideration in the form of securities. Securities received as consideration are often earned at a point in time when the specified event occurs, and the securities are issued to us. Therefore, we measure and recognize these securities received at fair value on the date of receipt. If securities are received in advance of completion of our services, the fair value will be recorded as deferred revenue and recognized as revenue as the services are completed.

Disaggregation of revenues by product type in 2020 equals cash received from investment banking fees of $4,727,592.

Income Taxes:
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2020, tax years since 2017 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commission's receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2020
U.S. Securities Non-marketable Securities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

There were no transfers between levels during the year ended December 31, 2020.

NOTE 3 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2020. As of December 31, 2020, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2020 consisted of investment banking fees. The Company recorded revenue from 5 customers in fiscal 2020 of which 4 totaled 99.6% or 39.6%, 26.8%, 16.9% and 16.3% respectively.

NOTE 4 - COMMITMENTS AND CONTINGINCIES
Lease:

The Company leases office facilities under a sublease agreement with a related party affiliated entity. As of December 31, 2020, the Company is renting on a month-to-month basis.

Rent expense for the year ended December 31, 2020 was $6,000. (Note 5)

NOTE 4 -   Commitments and Contingencies (Continued)
                Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 -   RELATED PARTY TRANSACTIONS
The Company entered into a sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing April 1, 2015. The agreement expired August 31, 2016 and is now on a month to month basis. Under the agreement, the Company pays the affiliate for basic rent and services including telephone, internet, and utilities. Due to related party affiliate in the accompanying statement of financial condition represents amounts due under this sublease agreement. As of December 31, 2020, amounts due to related party is $14,800. Rent expense under the agreement was $6,000 for the year ended December 31, 2020.

Included in other operating expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2020. Included in other operating expenses is $15,000 that has been allocated to the Company for wages for services provided to the company by an employee who is paid by the parent company for the year ended December 31, 2020. Both of these expenses are included in other expenses in the accompanying statement of operations.

During 2020 Cross Keys Capital forgave $12,950 due under the above-mentioned agreement. The forgiven amount is reflected as gain on debt extinguishment in the accompanying statement of operations.

Distributions to the sole Member in 2020 totaled $3,850,000.

NOTE 6 -   NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $108,948, which exceeded its requirement of $5,000 by $103,948. The ratio of aggregate indebtedness to net capital was 0.63 to 1.

NOTE 7 -   SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2021, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Net capital:

Member's equity		$118,592
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses	9,644	
Total nonallowable assets	(9,644)	
Net capital before haircuts on securities positions:		108,948
Haircuts on securities positions		0
Total haircuts		0
Net capital		$108,948
Computation of basic net capital requirement:		
The greater of $5,000 or 6 2/3% of aggregate		
Indebtedness.		$5,000
Excess net capital		$103,948
Aggregate indebtedness:		
Accounts payable, accrued expense and payable to affiliate		$68,179
Total aggregate indebtedness:		$68,179
Ratio: Aggregate indebtedness to net capital		0.63 to 1

Reconciliation between the computation of net capital and the corresponding unaudited FOCUS Report part IIA.

Net capital per unaudited Focus	$	158,049
Audit Adjustments effecting net capital:		(49,101)
Net capital per audited schedule	$	108,948

SUNDIAL GROUP, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

Sundial Group, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (a) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82); and (b) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member
of Sundial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) Sundial Group, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82; and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC 's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sundial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2021

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Sundial Group's Exemption Report

Sundial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

> (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (A) the private placement of securities (excluding any activities requiring registration as a Series 7 or 82; and (B) mergers or acquisitions (including the rendering of a fairness, solvency, or similar opinion), and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sundial Group, LLC

I, Bill Britton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signature



Title

February 2̲5̲, 2021